EXHIBIT (d)(1)(b)

Amended and Restated Schedule A

to the Investment Advisory Agreement between

The Calvert Fund and Calvert Research and Management

Schedule A to the Investment Advisory Agreement dated December 31, 2016 between The Calvert Fund and Calvert Research and Management (the “Adviser”) is hereby amended and restated as follows:

Schedule A

As compensation pursuant to Section 2 of the Agreement, the Adviser is entitled to receive an annual advisory fee (the “Fee”) as shown below.

Calvert High Yield Bond Fund
Average Daily Net Assets for the Month	Annual Fee Rate
All Assets	0.48%

Calvert Long-Term Income Fund
Average Daily Net Assets for the Month	Annual Fee Rate
All Assets	0.40%

Calvert Income Fund
Average Daily Net Assets for the Month	Annual Fee Rate
Up to and including $2 billion	0.40%
Over $2 billion up to and including $7.5 billion	0.375%
Over $7.5 billion up to and including $10 billion	0.35%
Over $10 billion	0.325%

Calvert Short-Duration Income Fund
Average Daily Net Assets for the Month	Annual Fee Rate
Up to and including $750 million	0.28%
Over $750 million	0.275%

Calvert Ultra-Short Income Fund
Average Daily Net Assets for the Month	Annual Fee Rate
Up to and including $1 billion	0.26%
Over $1 billion	0.25%

IN WITNESS WHEREOF, the parties hereto have entered into this Agreement on this 1st day of February, 2019.

The Calvert Fund	Calvert Research and Management

/s/ Maureen A. Gemma	/s/ Katy D. Burke
Name: Maureen A. Gemma	Name: Katy Burke
Title: Vice President	Title: Vice President